Exhibit 21.1

Subsidiaries of the Registrant:

1.	Sunrise Properties, Inc., a Pennsylvania corporation
2.	Pennway Express, Inc., a Pennsylvania corporation
3.	Penny Curtiss Baking Company, Inc., a New York corporation
4.	Big M Supermarkets, Inc., a New York corporation
5.	Commander Foods, Inc., a New York corporation
6.	P&C Food Markets, Inc., of Vermont, a Vermont corporation
7.	P.T. Development, LLC, a New York limited liability company
8.	P.T. Fayettevill/Utica, LLC, a New York limited liability company